SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 9

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Global Crossing Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
--------------------------------------------------------------------------------

                                   Copies to:
                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000

                            Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2712
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3921A100

                                                      Page 3 of 6 Pages


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        U S WEST, Inc.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)   (b)
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        BK, AF, WC, OO
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- --------------------------------------------------------------------------------------------------------------
----------------------- ------- --------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                37,028,229

      NUMBER OF
                        ------- --------------------------------------------------------------------------------------
                        ------- --------------------------------------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 -0-
                        ------- --------------------------------------------------------------------------------------
                        ------- --------------------------------------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  37,028,229
                        ------- --------------------------------------------------------------------------------------
                        ------- --------------------------------------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER

                                -0-
----------------------- ------- --------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,028,229
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.549%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          HC, CO
--------- ------------------------------------------------------------------------------------------------------------

     U S WEST, Inc. hereby amends and supplements its Schedule 13D originally filed as a Schedule 14D-1 and 13D on May 21, 1999 (the "Original Filing"), as amended by its Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999, Amendment No. 2 filed on June 8, 1999, Amendment No. 3 filed on June 11, 1999, Amendment No. 4 filed on June 18, 1999, Amendment No. 5 filed on June 18, 1999, Amendment No. 6 filed on June 21, 1999, Amendment No. 7 filed on June 23, 1999, and Amendment No. 8 filed on June 29, 1999 (together with the Original Filing, the "Statement"). The Item numbers in this Schedule 13D do not correspond with the Item numbers in the Statement, as the Statement was a joint Schedule 14D-1 and 13D, and this amendment is only to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 3. source and amount of funds or other consideration.

     Item 4 of the Statement is hereby renumbered Item 3 of this 13D.

Item 4. Purpose of Transaction.

     Item 5 of the Statement is hereby renumbered as Item 4 of this 13D and amended by the addition of the following: On July 18, 1999 U S WEST, Inc. ("U S WEST") and Qwest Communications International, Inc. ("Qwest") entered into an Agreement and Plan of Merger (the "Qwest Merger Agreement"). Concurrently with the execution of the Qwest Merger Agreement, U S WEST and the Company entered into a Termination Agreement (the "Termination Agreement") terminating the Agreement and Plan of Merger, dated as of May 16, 1999, between U S WEST and the Company (the "Global Merger Agreement"). Pursuant to the Termination Agreement, U S WEST agreed to, among other things, pay to the Company $140,000,000 and 2,231,076 shares of common stock of the Company.

Item 5. Interest in Securities of the Issuer.

     Item 6 of the Statement is hereby renumbered as Item 5 of this 13D and paragraphs (a) and (b) are hereby amended as follows: (a) According to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as of March 31, 1999, the Company had issued and outstanding 433,100,674 shares of common stock. (b) U S WEST has the sole power to vote, or to direct the vote of, 37,028,229 shares of common stock, and shared power to vote, or to direct the vote of, 0 shares of common stock; and sole power to dispose of, or to direct the disposition of, 37,028,229 shares of common stock and shared power to dispose of, or to direct the disposition of, 0 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 7 of the Statement is hereby renumbered as Item 6 to this Schedule 13D and amended by the addition of the Termination Agreement as described in Item 4, above, and the Amendment No. 1 to the Tender Offer and Purchase Agreement, filed as Exhibit (c)(9) hereto.

Item 7. Material to Be Filed as Exhibits.

     Item 11 of the Statement is hereby renumbered as Item 7 of this Schedule 13D and amended by the addition of the following exhibits:

     (c)(8) Termination Agreement dated as of July 18, 1999 between Global Crossing Ltd, and U S WEST, Inc.*

     (c)(9) Amendment No. 1 to Tender Offer and Purchase Agreement dated as of July 18, 1999 between Global Crossing Ltd, and U S WEST, Inc.**

* Incorporated by reference from Exhibit 10.2 to U S WEST's Form 8-K filed with the SEC on July 21, 1999.

** Incorporated by reference from Exhibit 2-A.14 to U S WEST's Form 10-Q filed with the SEC on August 10, 1999.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 1999
                                 U S WEST, Inc.

                                     /s/ THOMAS O. McGIMPSEY

                                 By: ___________________________
                                     Thomas O. McGimpsey
                                     Assistant Secretary